Interim Condensed Consolidated Financial Statements

For the three and nine months ended December 31, 2024 and January 31, 2024

(Unaudited - Expressed in U.S. Dollars)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	5

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	8-22

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended December 31, 2024 and January 31, 2024.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. for the interim periods ended December 31, 2024 and January 31, 2024, have been prepared in accordance with accounting principles generally accepted in the United States of America and are the responsibility of the Company's management.

The Company's independent auditors, Davidson & Company LLP, have not performed a review of these unaudited interim condensed consolidated financial statements.

January 29, 2025

C21 INVESTMENTS INC.
Interim Condensed Consolidated Balance Sheets
(Unaudited - Expressed in U.S. dollars)

	December 31, 2024	March 31, 2024
	$	$
ASSETS
Current assets
Cash	2,496,651	3,260,568
Receivables	199,424	254,391
Inventory	3,884,882	2,866,054
Prepaid expenses and deposits	578,769	592,613
Assets classified as held for sale	1,150,960	1,164,696
	8,310,686	8,138,322
Non-current assets
Property and equipment	2,782,810	3,390,933
Right-of-use assets	9,545,758	8,746,825
Intangible assets	8,508,781	6,286,590
Goodwill	28,541,323	28,541,323
Deferred tax asset	121,843	121,843
Total assets	57,811,201	55,225,836

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,193,889	2,593,195
Convertible promissory notes	1,156,259	1,156,259
Convertible debentures - current portion	911,722	-
Income taxes payable	11,399,323	10,230,423
Deferred revenue	287,190	287,560
Lease liabilities - current portion	506,636	387,400
Liabilities classified as held for sale	-	392,320
	16,455,019	15,047,157
Non-current liabilities
Convertible debentures	981,110	-
Lease liabilities	9,916,749	9,120,396
Derivative liability	79,922	84,871
Total liabilities	27,432,800	24,252,424

SHAREHOLDERS' EQUITY
Common stock, no par value; unlimited shares authorized; 120,047,814 and 120,047,814 shares issued and outstanding as of December 31, 2024 and March 31, 2024, respectively	107,146,750	105,467,920
Commitment to issue shares	628,141	628,141
Accumulated other comprehensive loss	(2,156,844)	(2,271,248)
Deficit	(75,239,646)	(72,851,401)
Total shareholders' equity	30,378,401	30,973,412
Total liabilities and shareholders' equity	57,811,201	55,225,836

Commitments (Note 17)

Contingencies (Note 20)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ "Bruce Macdonald"	Director	/s/ "Michael Kidd"	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
4

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in U.S. dollars, except number of shares)

	Three months ended		Nine months ended
	December 31, 2024	January 31, 2024	December 31, 2024	January 31, 2024
	$	$	$	$

Revenue	7,907,812	6,548,812	22,012,368	20,592,997
Cost of sales	4,272,868	3,702,469	13,081,892	12,163,090
Gross profit	3,634,944	2,846,343	8,930,476	8,429,907

Selling, general and administrative expenses	2,656,830	2,359,799	8,486,032	7,512,865

Income from operations	978,114	486,544	444,444	917,042

Loss on change in fair value of derivative liabilities	-	(59,217)	-	(59,217)
Gain on termination of sales-type lease	-	35,794	-	35,794
Accretion expense	(148,405)	-	(382,128)	-
Loss on disposal of assets	(114,732)	-	(155,692)	(11,655)
Impairment loss	-	(830,000)	-	(830,000)
Interest expense	(82,953)	-	(224,513)	(3,956)
Other income	9,498	8,443	9,645	5,377
Net income (loss) from continuing operations before income tax expense	641,522	(358,436)	(308,244)	53,385
Income tax expense	(722,800)	(1,723,925)	(1,918,900)	(2,889,699)
Net loss from continuing operations after income tax expense	(81,278)	(2,082,361)	(2,227,144)	(2,836,314)

Net (loss) income from discontinued operations after income tax expense	(49,663)	40,357	(161,101)	2,074

Net loss	(130,941)	(2,042,004)	(2,388,245)	(2,834,240)

Other comprehensive income:
Cumulative translation adjustment	130,172	4,515	114,404	7,981
Comprehensive loss	(769)	(2,037,489)	(2,273,841)	(2,826,259)

Basic and diluted loss per share from continuing operations	(0.00)	(0.02)	(0.02)	(0.02)
Basic and diluted (loss) income per share from discontinued operations	(0.00)	0.00	(0.00)	0.00
Basic and diluted loss per share	(0.00)	(0.02)	(0.02)	(0.02)
Weighted average number of common shares outstanding - basic	120,047,814	120,047,814	120,047,814	120,047,814
Weighted average number of common shares outstanding - diluted	120,840,907	122,880,907	120,840,907	122,880,907

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
5

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in U.S. dollars, except number of shares)

	Number of shares	Common stock	Commitment to issue shares	Accumulated other comprehensive loss	Deficit	Total shareholders' equity
	#	$	$	$	$	$
Balance, April 30, 2023	120,047,814	105,451,299	628,141	(2,280,037)	(69,942,757)	33,856,646
Share-based compensation	-	16,621	-	-	-	16,621
Net loss and comprehensive loss for the period	-	-	-	7,981	(2,834,240)	(2,826,259)
Balance, January 31, 2024	120,047,814	105,467,920	628,141	(2,272,056)	(72,776,997)	31,047,008
Net loss and comprehensive loss for the period	-	-	-	808	(74,404)	(73,596)
Balance, March 31, 2024	120,047,814	105,467,920	628,141	(2,271,248)	(72,851,401)	30,973,412
Warrants issued in private placement	-	966,028	-	-	-	966,028
Share-based compensation	-	712,802	-	-	-	712,802
Net loss and comprehensive loss for the period	-	-	-	114,404	(2,388,245)	(2,273,841)
Balance, December 31, 2024	120,047,814	107,146,750	628,141	(2,156,844)	(75,239,646)	30,378,401

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
6

C21 INVESTMENTS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited - Expressed in U.S. dollars)

	Nine months ended
	December 31, 2024	January 31, 2024
	$	$
OPERATING ACTIVITIES
Net loss from continuing operations after income tax expense	(2,227,144)	(2,836,314)
Adjustments to reconcile net loss to cash provided by operating activities:
Accretion expense	382,128	-
Amortization of right-of-use assets	422,210	352,450
Deferred income tax recovery	-	249,071
Depreciation and amortization	1,260,970	1,061,398
Foreign exchange gain	-	(4,339)
Share-based compensation	712,802	16,621
Loss on change in fair value of derivative liabilities	-	59,217
Gain on termination of sales-type lease	-	(35,794)
Loss on disposal of assets	155,692	11,655
Impairment loss	-	830,000
Interest expense	224,513	3,956
Changes in operating assets and liabilities:
Receivables	54,967	452,276
Inventory	(651,870)	1,166,902
Prepaid expenses and deposits	13,844	(40,949)
Accounts payable and accrued liabilities	(375,076)	(506,160)
Income taxes payable	1,168,900	1,390,588
Deferred revenue	(370)	101,500
Lease liabilities	(305,554)	(215,170)
Cash provided by operating activities of continuing operations	836,012	2,056,908
Cash (used in) provided by operating activities of discontinued operations	(134,631)	53,805

INVESTING ACTIVITIES
Purchases of property and equipment	(375,299)	(479,776)
Purchases of licenses as part of Deep Roots acquisition	(3,413,647)	-
Proceeds from disposal of property and equipment	367,229	-
Cash used in investing activities of continuing operations	(3,421,717)	(479,776)
Cash used in investing activities of discontinued operations	-	-

FINANCING ACTIVITIES
Proceeds from issuance of debenture units	2,920,562	-
Principal repayments on promissory note payable	-	(1,013,333)
Interest paid in cash	(567,800)	(11,868)
Cash provided by (used in) financing activities of continuing operations	2,352,762	(1,025,201)
Cash used in financing activities of discontinued operations	(405,253)	(34,163)

Effect of foreign exchange on cash	8,910	9,124
Change in cash during the period	(763,917)	580,697
Cash, beginning of period	3,260,568	1,827,829
Cash, end of period	2,496,651	2,408,526

Supplemental disclosure of cash flow information:
Income tax paid in cash	750,000	-
Interest paid in cash	567,800	11,868

The accompanying notes are an integral part of these interim condensed consolidated financial statements.
7

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 170-601 West Cordova Street, Vancouver, BC, V6B 1G1. The Company is listed on the Canadian Securities Exchange under the symbol CXXI and on the OTCQB® Venture Market under the symbol CXXIF.

The Company is a cannabis operator in Nevada, USA and is engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale and retail sales. The Company initially also had operations in the state of Oregon. During the year ended January 31, 2022, the Company made a strategic decision to cease operations in Oregon. The results of the Company's Oregon operations are presented as discontinued operations.

As at December 31, 2024, the Company had a working capital deficiency of $8,144,333 (March 31, 2024 - $6,908,835) and an accumulated deficit of $75,239,646 (March 31, 2024 - $72,851,401). During the nine months ended December 31, 2024, the Company generated $836,012 of cash from operating activities, while during the nine months ended January 31, 2024, operating activities generated cash of $2,056,908.

At the federal level, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level. There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These unaudited interim condensed consolidated financial statements for the three and nine months ended December 31, 2024 and January 31, 2024 ("consolidated financial statements") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

b) Functional and reporting currency

The functional currency of the Company is Canadian dollars ("C$"), and the functional currency of the Company's subsidiaries is U.S. dollars ("US$"). C21 has determined that the US$ is the most relevant and appropriate reporting currency as the Company's operations are conducted in US$ and its financial results are prepared and reviewed internally by management in US$. The consolidated financial statements are presented in US$ unless otherwise noted.

c) Basis of consolidation

The consolidated financial statements incorporate the accounts of the Company and all the entities in which the Company has a controlling voting interest and is deemed to be the primary beneficiary. All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements from the date of acquisition. All intercompany balances and transactions are eliminated upon consolidation.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

2. BASIS OF PREPARATION (continued)

A summary of the Company's subsidiaries included in these consolidated financial statements as at December 31, 2024 is as follows:

Name of subsidiary (1)	Principal activity
320204 US Holdings Corp.	Holding Company
320204 Oregon Holdings Corp.	Holding Company
320204 Nevada Holdings Corp.	Holding Company
320204 Re Holdings, LLC	Holding Company
Eco Firma Farms LLC (2)	Cannabis producer
Silver State Cultivation LLC	Cannabis producer
Silver State Relief LLC	Cannabis retailer
Phantom Brands, LLC (2)	Holding Company
Phantom Distribution, LLC (2)	Cannabis distributor
Workforce Concepts 21, Inc.	Payroll and benefits services

(1) All subsidiaries of the Company were incorporated in the USA, are wholly owned and have US$ as their functional currency.

(2) Operations have been discontinued and results are included in discontinued operations.

d) Change in financial year

In May 2024, the Company changed its financial year end from January 31 to March 31 as approved by the Canadian Securities Exchange. The change will allow more capacity to complete annual financial statements in a timely and cost-efficient manner. The Company elected to have a transition year of two months from February 1, 2024 to March 31, 2024. The Company's first full financial year under the new schedule covers the twelve months ended March 31, 2025.

In accordance with Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations, the comparative interim periods presented in these consolidated financial statements are the three and nine months ended January 31, 2024.

3. ACCOUNTING POLICIES

The Company's significant accounting policies are fully described in Note 3 to the consolidated financial statements for the transition year ended March 31, 2024 and the year ended January 31, 2024. There have been no material changes to the Company's significant accounting policies.

a) Significant accounting judgement, estimates and assumptions

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of judgement and estimation relate to the assessment of the transactions as business combinations or asset acquisitions, the determination of recoverability of goodwill, recoverability of intangible assets, fair value less costs to sell of assets classified as held for sale, estimates used in valuation and costing of inventory, impairment of long-lived assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, share-based compensation, and fair value of derivative liability.

b) Recently issued accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants and the U.S. Securities and Exchange Commission did not or are not believed by management to have a material effect on the Company's present or future financial statements.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

4. ACQUISITION

On June 7, 2024, the Company completed the acquisition of a 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in South Reno, Nevada. The dispensary acquisition was completed pursuant to the terms of an asset purchase agreement with Deep Roots Harvest, Inc. The acquisition involved the purchase of certain assets including applicable licenses. The purchase price in connection with the dispensary acquisition was $3,500,000 paid in cash to Deep Roots Harvest, Inc. on June 7, 2024. On June 26, 2024, the South Reno dispensary opened for business under the Silver State branding.

The acquisition of the new dispensary is accounted for as an asset acquisition due to the absence of identifiable processes and the inability of the acquired assets alone to operate as a business. The allocation of the purchase price to the acquired assets is as follows:

$
Total consideration transferred	3,500,000

Assets acquired:
Property and equipment	86,353
Licenses	3,413,647
3,500,000

Acquired property and equipment consisted of fixtures and leasehold improvements and have an assessed useful life of 5 years. Licenses consists of two licenses which permit the Company to sell retail cannabis products in the State of Nevada and City of Reno, respectively. The licenses each have a useful life of 10 years.

5. DISCONTINUED OPERATIONS

As a result of non-profitable operations in the Oregon reporting unit, the Company began to wind down operations in Oregon beginning in the year ended January 31, 2021. By January 31, 2022, the Company made the decision to cease all growing, manufacturing, and processing activities in Bend, Oregon. As the Oregon reporting unit comprises the assets of multiple components in distinct geographic locations, management anticipates completing the sale on a piecemeal basis. Management is engaged in an active program to seek buyers for the major classes of assets and liabilities in Oregon in order to complete a sale.

Property and equipment include a building and fixtures previously used for cannabis operations. The long-term debt at March 31, 2024 consisted of a mortgage on the building held for sale, secured on February 1, 2015, with a maturity date of January 1, 2025. The mortgage carried a fixed interest rate of 4.5% and required monthly payments. For the three and nine months ended December 31, 2024, interest expense on long-term debt was $4,237 and $12,933 (periods ended January 31, 2024 - $4,517 and $13,781). During the three and nine months ended December 31, 2024, repayments of $11,388 and $34,164 were made towards the mortgage (periods ended January 31, 2024 - 11,388 and $34,164). On December 10, 2024, the Company paid out the remaining mortgage balance of $371,089.

A summary of major classes of assets and liabilities of the discontinued Oregon operation that are classified as held for sale in the consolidated balance sheets is as follows:

	December 31, 2024	March 31, 2024
	$	$
Carrying amounts of the major classes of assets included in discontinued operations:
Prepaid expenses and deposits	11,443	25,179
Property and equipment	1,139,517	1,139,517
Total assets classified as held for sale	1,150,960	1,164,696

Carrying amounts of the major classes of liabilities included in discontinued operations:
Long-term debt	-	392,320
Total liabilities classified as held for sale	-	392,320

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

5. DISCONTINUED OPERATIONS (continued)

A summary of the Company's net loss from discontinued operations is as follows:

	Three months ended		Nine months ended
	December 31, 2024	January 31, 2024	December 31, 2024	January 31, 2024
	$	$	$	$
Expenses
Selling, general and administrative expenses	45,426	21,982	148,168	51,001
Interest expense	4,237	4,517	12,933	13,781
Net loss from discontinued operations before income tax expense	(49,663)	(26,499)	(161,101)	(64,782)
Income tax expense	-	66,856	-	66,856
Net (loss) income from discontinued operations after income tax expense	(49,663)	40,357	(161,101)	2,074

A summary of the Company's cash flows from discontinued operations is as follows:

	Nine months ended
	December 31, 2024	January 31, 2024
	$	$
Net cash (used in) provided by operating activities of discontinued operations	(134,631)	53,805
Net cash used in financing activities of discontinued operations	(405,253)	(34,163)

6. RECEIVABLES

A summary of the Company's receivables is as follows:

	December 31, 2024	March 31, 2024
	$	$
Taxes receivable	45,347	16,368
Trade receivables	154,077	238,023
	199,424	254,391

There was no provision for expected credit losses on trade receivables as at December 31, 2024 and March 31, 2024.

7. INVENTORY

A summary of the Company's inventory is as follows:

	December 31, 2024	March 31, 2024
	$	$
Finished goods	1,787,407	1,549,425
Work in process	1,794,723	1,136,096
Raw materials	302,752	180,533
	3,884,882	2,866,054

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

8. PROPERTY AND EQUIPMENT AND RIGHT-OF-USE ASSETS

a) Property and equipment

A summary of the Company's property and equipment is as follows:

	December 31, 2024	March 31, 2024
	$	$
Land	-	500,000
Leasehold improvements	2,194,128	2,057,964
Furniture and fixtures	367,024	361,580
Computer equipment	6,659	6,659
Machinery and equipment	2,278,255	2,419,927
	4,846,066	5,346,130
Less: Accumulated depreciation	(2,063,256)	(1,955,197)
	2,782,810	3,390,933

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired furniture and fixtures as well as leasehold improvements with a fair value of $86,353 and estimated useful life of 5 years.

Total depreciation of property and equipment for the three and nine months ended December 31, 2024 was $146,745 and $436,473 (periods ended January 31, 2024 - $134,695 and $424,423). During the three and nine months ended December 31, 2024, $114,602 and $360,143 (periods ended January 31, 2024 - $108,851 and $354,392) of the total depreciation was allocated to inventory.

During the nine months ended December 31, 2024, the Company disposed of equipment with total cost of $375,363 and accumulated depreciation of $328,417, receiving $6,278 in cash and land with total cost of $500,000 for cash of $360,951 and incurred transfer fees of $24,025. As a result, during the three and nine months ended December 31, 2024, the Company recorded a loss on disposal of assets of $114,732 and $155,692 (periods ended January 31, 2024 - $nil and $11,655).

b) Right-of-use assets

The Company's right-of-use assets result from its operating leases and consist of land and buildings used in the cultivation, processing, and warehousing of its products. During the nine months ended December 31, 2024, the Company recognized additional right-of-use assets of $1,221,143, related to the lease of the new dispensary store in South Reno, Nevada (Note 12).

9. INTANGIBLE ASSETS AND GOODWILL

a) Intangible assets

A summary of the Company's intangible assets subject to amortization is as follows:

	December 31, 2024	March 31, 2024
	$	$
Licenses	15,423,921	12,010,274
Brands	644,800	644,800
Customer relationships	1,540,447	1,540,447
	17,609,168	14,195,521
Less: accumulated amortization	(9,100,387)	(7,908,931)
	8,508,781	6,286,590

In June 2024, as part of the acquisition of the new dispensary store (Note 4), the Company acquired two licenses with total fair value of $3,413,647 and estimated useful life of 10 years.

During the three and nine months ended December 31, 2024, the Company recognized amortization expense on intangible assets of $416,121 and $1,191,458 (periods ended January 31, 2024 - $228,835 and $998,172). Of the total amortization expense, $2,272 and $6,818 (periods ended January 31, 2024 - $2,259 and $6,805) was allocated to inventory.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

9. INTANGIBLE ASSETS AND GOODWILL (continued)

b) Goodwill

As at December 31, 2024 and March 31, 2024, the Company had goodwill of $28,541,323 and $28,541,323, which was allocated to the Nevada reporting unit. There was no impairment on goodwill identified during the nine months ended December 31, 2024 and January 31, 2024.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

A summary of the Company's accounts payable and accrued liabilities is as follows:

	December 31, 2024	March 31, 2024
	$	$
Accounts payable	1,243,800	1,456,637
Accrued liabilities	337,589	524,058
EFF settlement accrual (Note 20)	612,500	612,500
	2,193,889	2,593,195

11. CONVERTIBLE DEBENTURES

On May 6, 2024, the Company closed a non-brokered private placement, issuing 4,000 debenture units for aggregate proceeds of $2,920,562 (C$4,000,000). Each unit contains one convertible debenture and 1,000 common share purchase warrants. Each convertible debenture has a principal of C$1,000, maturing 30 months from the issue date, with interest accruing at 12% per annum, payable quarterly in cash. The principal and accrued interest may be converted into common shares at a price of C$0.45 per share at the holder's option any time before maturity.

The proceeds from the private placement were allocated to convertible debentures and warrants using the relative fair value method. Accordingly, $1,954,534 was allocated to convertible debentures and $966,028 to warrants. The Company accounts for the convertible debenture as a financial liability in its entirety, as the conversion feature does not require bifurcation and recognition as derivative liability.

A summary of the Company's convertible debentures is as follows:

$
Balance, March 31, 2024	-
Additions from private placement	1,954,534
Accretion	382,128
Interest	224,513
Repayment	(567,800)
Effect of foreign exchange	(100,543)
Balance, December 31, 2024	1,892,832

Current portion	911,722
Non-current portion	981,110

During the three and nine months ended December 31, 2024, interest expense on convertible debentures was $82,953 and $224,513 (periods ended January 31, 2024 - $nil and $nil).

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

12. LEASE LIABILITIES

The Company's leases consist of land and buildings used in the cultivation, processing, and warehousing of its products. All leases were classified as operating leases in accordance with ASC 842 Leases. A summary of the Company's active leases under contract as at December 31, 2024 is as follows:

Lessee	Asset	Remaining lease term (years)	Type
Silver State Cultivation LLC	Land and building	7.92	Operating lease
Silver State Relief LLC (Sparks)	Land and building	11.93	Operating lease
Silver State Relief LLC (Fernley)	Land and building	11.93	Operating lease
Silver State Relief LLC (Reno)	Land and building	9.50	Operating lease

On February 1, 2023, the Company entered into amended agreements for the Sparks and Fernley leases, extending the lease terms from their original end date in 2025 to 2029, with three renewal periods of seven years each. The Company opted for one renewal term under the amended contracts, extending the lease terms until December 31, 2036. Accordingly, during the nine months ended January 31, 2024, the carrying amounts of right-of-use assets and lease liabilities were remeasured, resulting in an increase of $528,067 in the right-of-use asset and lease liabilities for the Sparks lease, and $396,038 for the Fernley lease.

On June 11, 2024, the Company entered into a lease agreement for the new dispensary store in South Reno, Nevada. The lease commenced on July 1, 2024, and will expire on June 30, 2034. Monthly payments are required at the beginning of each calendar month, with the first payment of $14,300 made on the lease commencement date. The base rent will increase by 3% annually. The lease is classified as an operating lease with an implicit interest rate of 10%. Accordingly, the Company recognized a lease liability valued at $1,221,143.

For the three and nine months ended December 31, 2024, the Company incurred operating lease costs of $411,698 and $1,185,912 (periods ended January 31, 2024 - $393,400 and $1,095,272). Of these amounts, during the three and nine months ended December 31, 2024, $203,093 and $609,276 were allocated to inventory (periods ended January 31, 2024 - $203,092 and $609,276).

A summary of the Company's weighted average discount rate used in calculating lease liabilities and weighted average remaining lease term is as follows:

	December 31, 2024	March 31, 2024
Weighted average discount rate	10%	10%
Weighted average remaining lease term (years)	9.84	10.61

A summary of the maturity of contractual undiscounted liabilities associated with the Company's operating leases as at December 31, 2024 is as follows:

Year ending March 31,	$
2025	380,553
2026	1,536,201
2027	1,582,287
2028	1,629,756
2029	1,678,649
Thereafter	10,090,376
Total undiscounted lease liabilities	16,897,822
Effects of discounting	(6,474,437)
Total present value of minimum lease payments	10,423,385
Current portion of lease liability	506,636
Lease liabilities	9,916,749

As at December 31, 2024, the Company had total undiscounted lease liabilities of $16,897,822 (March 31, 2024 - $15,999,875) pertaining to lease liabilities.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

13. DERIVATIVE LIABILITY

A summary of the Company's derivative liability is as follows:

Earn out shares
$
Balance, January 31, 2024	108,233
Gain on change in fair value of derivative liability	(22,189)
Effect of foreign exchange	(1,173)
Balance, March 31, 2024	84,871
Effect of foreign exchange	(4,949)
Balance, December 31, 2024	79,922

Upon the May 24, 2019 acquisition of Swell Companies, the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions were based on the Company's common shares exceeding certain share prices during the period. Additionally, 50% of the earn out shares are earned upon a change of control of the Company. The fair value of the derivative liability is derived using a Monte Carlo simulation.

In February 2023, the Company settled the obligation to issue 4,792,800 common shares by making cash payments of $575,136. As at December 31, 2024 and March 31, 2024, the total number of remaining earn out shares is 1,207,200.

14. SHARE CAPITAL

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

A summary of the Company's share capital is as follows:

	Number of shares	Common stock
	#	$
Balance, January 31, 2024 and March 31, 2024	120,047,814	105,467,920
Warrants issued in private placement	-	966,028
Share-based compensation	-	712,802
Balance, December 31, 2024	120,047,814	107,146,750

a) Commitment to issue shares

In connection with the acquisition of EFF on June 13, 2018, the Company issued a promissory note payable to deliver 1,977,500 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at December 31, 2024 and March 31, 2024, shares issued pursuant to this commitment total 1,184,407 shares.

b) Warrants

A summary of the Company's warrant activity is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2024	1,200,000	1.50	0.31
Balance, March 31, 2024	1,200,000	1.50	0.15
Issuance from private placement	4,000,000	0.55	1.85
Expired	(1,200,000)	1.50	-
Balance, December 31, 2024	4,000,000	0.55	1.85

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

On May 6, 2024, the Company closed its debenture unit private placement and issued 4,000,000 warrants. Each warrant is exercisable for one common share at a price of C$0.55 per share for a period of 30 months from the issuance date. The allocated value of these warrants is $966,028.

A summary of the Company's outstanding and exercisable warrants as at December 31, 2024, is as follows:

Expiry date	Exercise price	Number of warrants outstanding
	C$	#
November 6, 2026	0.55	4,000,000

As at December 31, 2024 and March 31, 2024, outstanding and exercisable warrants had intrinsic values of $nil and $nil, respectively.

c) Stock options

The Company is authorized to grant options to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

A summary of the Company's stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life
	#	C$	Years
Balance, January 31, 2024	1,100,000	0.84	0.88
Balance, March 31, 2024	1,100,000	0.84	0.71
Granted	5,425,000	0.53	2.36
Expired	(500,000)	1.00	-
Balance, December 31, 2024	6,025,000	0.55	2.14

On May 13, 2024, the Company granted 5,425,000 stock options to certain officers, directors, and employees. Each stock option entitles the holder to acquire one common share of the Company at an exercise price of C$0.53, expiring on May 13, 2027. Of the options granted, one-third vests immediately, with the remaining two-thirds vesting in equal parts every twelve months thereafter. The fair value of these options was $1,129,810 (C$1,544,676).

A summary of the Company's stock options outstanding and exercisable as at December 31, 2024, is as follows:

Expiry date	Exercise price	Number of options outstanding	Number of options exercisable
	C$	#	#
February 10, 2025	0.70	600,000	600,000
May 13, 2027	0.53	5,425,000	1,808,333
	0.55	6,025,000	2,408,333

As at December 31, 2024 and March 31, 2024, outstanding and exercisable stock options had intrinsic values of $nil and $nil, respectively.

During the three and nine months ended December 31, 2024, the Company recorded share-based compensation expense on vesting of stock options of $143,493 and $712,802 (periods ended January 31, 2024 - $5,527 and $16,621).

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

14. SHARE CAPITAL (continued)

The Company used the following inputs in the Black-Scholes option pricing model to determine the fair value of options granted during the nine months ended December 31, 2024:

Stock price	C$0.53
Exercise price	C$0.53
Risk-free interest rate	4.37%
Expected life	2.00 years
Expected volatility	100.09%
Expected annual dividend yield	0.00%

For non-employee options, the expected term is the contractual life, while for employees and directors, it is the estimated period the options are expected to be outstanding, using the 'simplified' method for 'plain vanilla' employee options. Expected volatility is based on historical volatilities of similarly positioned public companies over a period equivalent to the expected life of the options. The risk-free interest rate is derived from the Treasury zero-coupon bond yields with a term matching the expected life of the options.

15. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

A summary of the Company's selling, general and administration expenses is as follows:

	Three months ended		Nine months ended
	December 31, 2024	January 31, 2024	December 31, 2024	January 31, 2024
	$	$	$	$
Accounting and legal	89,786	157,592	349,013	796,130
Depreciation and amortization	445,992	359,568	1,260,970	1,061,398
License fees, taxes, and insurance	360,252	367,607	1,142,199	1,208,065
Office facilities and administrative	95,745	101,939	344,160	319,961
Operating lease costs	208,605	190,308	576,636	485,996
Other expenses	80,071	126,746	239,663	683,085
Professional fees and consulting	109,349	111,951	562,693	408,915
Salaries and wages	1,053,125	900,072	3,087,630	2,441,919
Sales, marketing, and promotion	46,734	23,691	147,683	58,440
Share-based compensation	143,493	5,527	712,802	16,621
Shareholder communications	3,304	3,552	15,920	12,751
Travel and entertainment expense	20,374	11,246	46,663	19,584
	2,656,830	2,359,799	8,486,032	7,512,865

16. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the ever-present jurisdictional cannabis compliance issues in the industry, each state operation is by nature operationally segmented.

The Chief Operating Decision Maker ("CODM") is the Company's CEO, Sonny Newman. The CODM's review consists of revenue, cost of sales, and gross profit as the primary indicators of segment performance. The CODM also reviews key categories of operating expenses including General and administration expenses, sales, marketing, and promotion expenses, and operating lease costs. The Corporate segment does not conduct income generating activities and its results are reviewed for cost management. As the Company continues to expand via acquisition, the segmented information will expand based on management's agreed upon allocation of costs beyond gross margin.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

16. SEGMENTED INFORMATION (continued)

A summary of the Company's segmented operational activity and balances from continuing operations for the nine months ended December 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	22,012,368	-	22,012,368
Gross profit	8,930,476	-	8,930,476
Operating expenses:
General and administration	(3,826,216)	(1,961,725)	(5,787,941)
Sales, marketing, and promotion	(147,683)	-	(147,683)
Operating lease cost	(576,636)	-	(576,636)
Depreciation and amortization	(1,191,884)	(69,086)	(1,260,970)
Share-based compensation	-	(712,802)	(712,802)
Interest expense and others	(11,738)	(740,950)	(752,688)
Net income (loss) from continuing operations before income tax expense	3,176,319	(3,484,563)	(308,244)

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

A summary of the Company's segmented operational activity and balances from continuing operations for the nine months ended January 31, 2024 is as follows:

	Nevada	Corporate	Total
	$	$	$
Total revenue	20,592,997	-	20,592,997
Gross profit	8,429,907	-	8,429,907
Operating expenses:
General and administration	(3,645,194)	(2,245,216)	(5,890,410)
Sales, marketing, and promotion	(58,440)	-	(58,440)
Operating lease cost	(485,996)	-	(485,996)
Depreciation and amortization	(992,312)	(69,086)	(1,061,398)
Impairment loss	(830,000)	-	(830,000)
Gain on termination of sales-type lease	-	35,794	35,794
Share-based compensation	-	(16,621)	(16,621)
Interest expense and others	(8,020)	(61,431)	(69,451)
Net income (loss) from continuing operations before income tax expense	2,409,945	(2,356,560)	53,385

Segmented information pertaining to discontinued operations (Oregon) is contained within Note 5.

Entity-wide disclosures

All revenue for the nine months ended December 31, 2024 and January 31, 2024 was earned in the United States.

For the nine months ended December 31, 2024 and January 31, 2024, no customer represented more than 10% of the Company's net revenue. As at December 31, 2024 and March 31, 2024, no customer represented more than 10% of the Company's receivables.

A summary of the Company's the long-lived tangible assets disaggregation by geographic area is as follows:

	December 31, 2024	March 31, 2024
	$	$
Nevada	12,328,568	11,637,758
Discontinued operations (Oregon)	-	500,000
	12,328,568	12,137,758

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

17. COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada. A summary of the Company's future minimum payments as at December 31, 2024 is as follows:

Year ending March 31,	Third parties	Related parties	Total
	$	$	$
2025	200,139	255,414	455,553
2026	614,225	785,313	1,399,538
2027	631,286	808,872	1,440,158
2028	648,858	833,138	1,481,996
Thereafter	3,561,898	4,473,246	8,035,144
	5,656,406	7,155,983	12,812,389

18. RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities, and promissory note payable is as follows:

	December 31, 2024	March 31, 2024
	$	$
Lease liabilities due to a company controlled by the CEO	4,709,037	4,917,482
Due to the CFO	904	770
	4,709,941	4,918,252

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel is as follows:

	Three months ended		Nine months ended
	December 31, 2024	January 31, 2024	December 31, 2024	January 31, 2024
	$	$	$	$
Consulting fees paid to a director	15,000	45,000	45,000	45,000
Amounts paid to CEO or companies controlled by CEO for leases	192,036	186,443	572,305	682,944
Amounts paid to CEO or companies controlled by CEO for repayments of promissory note	-	-	-	1,025,202
Amounts paid to CEO or companies controlled by CEO for remuneration	46,154	46,154	146,154	146,154
Salary paid to directors and officers	117,621	118,485	355,535	333,599
Share-based compensation	91,204	5,527	426,752	16,611
	462,015	401,609	1,545,746	2,249,510

On June 5, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.

On August 19, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

19. EARNINGS PER SHARE

A summary of the Company's calculation of basic and diluted earnings per share is as follows:

	Nine months ended
	December 31, 2024	January 31, 2024
	$	$
Net loss from continuing operations after income taxes	(2,227,144)	(2,836,314)
Net (loss) income from discontinued operations after income taxes	(161,101)	2,074
Net loss	(2,388,245)	(2,834,240)

Weighted average number of common shares outstanding	120,047,814	120,047,814
Dilutive effect of warrants and stock options outstanding	793,093	2,833,093
Diluted weighted average number of common shares outstanding	120,840,907	122,880,907

Basic and diluted loss per share, continuing operations	(0.02)	(0.02)

Basic and diluted loss per share, discontinued operations	(0.00)	(0.00)

Basic and diluted loss per share	(0.02)	(0.02)

The computation of diluted earnings per share excludes the effect of the potential exercise of warrants and stock options when the average market price of the common stock is lower than the exercise price of the respective warrant or stock option and when inclusion of these amounts would be anti-dilutive. For the nine months ended December 31, 2024 and January 31, 2024, the number of warrants excluded from the computation was nil and 1,200,000, respectively. For the nine months ended December 31, 2024 and January 31, 2024, the number of stock options excluded from the computation was 2,408,333 and 4,609,999, respectively. In addition, for the nine months ended December 31, 2024 and January 31, 2024, the computation of diluted earnings per share excludes the potential issuance of 1,207,200 remaining earn out shares (Note 13) as the market price of the common shares has not been high enough to trigger an earn out event.

20. CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company's financial position, results of operations, or the ability to carry on any of its business activities.

Legal proceedings

Oregon Action: A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims, alleging $612,500 in damages (as amended), against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee (the "Oregon Action"). The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and is defending the lawsuit. On June 21, 2019, the Company filed Oregon Rule of Civil Procedure ("ORCP") 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly owned subsidiaries, and other defendants. On December 30, 2019, the Plaintiffs filed an amended complaint dismissing the Company (and some of its directors and subsidiaries) from the case and reducing the amount in controversy in the Oregon Action. On May 6, 2020, the court granted the Company's ORCP 21 motions in its entirety to dismiss all of Plaintiffs' claims against the remaining defendants. The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

On October 22, 2020, the Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the Oregon Action. On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195 in attorney's fees, $1,252 in costs, and a statutory prevailing party fee of $640, through a supplemental judgment, entered on February 2, 2021. The judgment in favor of the Company remains unpaid and continues to collect interest at the statutory rate of 9% per annum.

On November 12, 2020, the Plaintiffs appealed the order dismissing the claims alleged in their amended complaint. On March 2, 2021, the Plaintiffs amended their appeal to appeal the award of attorney fees and costs.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

20. CONTINGENCIES (continued)

On October 26, 2022, the Court of Appeals issued its decision, reversing the general and supplemental judgments in favor of the Company and remanding the case to the trial court for further proceedings. The Company filed a petition for reconsideration of the Court of Appeals decision on December 7, 2022, which was denied. On April 19, 2023, the Company filed a petition for review in the Oregon Supreme Court, which was denied. On November 1, 2023, the Court of Appeals issued the appellate judgement that reversed the October 2023 dismissal as well as the judgement for attorney fees and remanded the case against Phantom Brands, LLC, Swell Companies Limited, and two former employees. On December 21, 2023, the Plaintiffs filed a second amended complaint.

On April 2, 2024, the court confirmed dismissal of the Company and other defendants no longer named. The Company has filed a motion for costs and attorney fees totaling $108,876. Additionally, a settlement conference is set for October 22, 2024, and a twelve-person jury trial is scheduled for November 19, 2024.

British Columbia Action: On or about September 13, 2019, the Company delivered a notice to the above-mentioned Plaintiffs of alleged breach and default under the EFF purchase and sale agreement, due to alleged unlawful, intentional acts and material misrepresentations by the Plaintiffs before and after the completion of the purchase. As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement. On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs (the "British Columbia Action").

On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs. The Plaintiffs filed a response to the Company's counterclaims on or about June 5, 2020, and the parties stipulated to a form of amended pleading which included the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, partially duplicative to those alleged by the Plaintiffs in the Oregon Action (breach of contract, indemnity, unjust enrichment and wrongful termination claims). Plaintiffs allege $2,774,177 in damages (as amended), plus unquantified additional damages, interest and costs, of which amounts are partially duplicative of the Oregon Action. This action remains in the discovery stage. The trial date was removed due to lack of prosecution by Plaintiffs. It is too early to predict the resolution of the claims and counterclaims.

21. INCOME TAXES

A summary of the Company's income tax expense and effective tax rate is as follows:

	Three months ended		Nine months ended
	December 31, 2024	January 31, 2024	December 31, 2024	January 31, 2024
	$	$	$	$
Net income (loss) from continuing operations before income taxes	641,522	(358,436)	(308,244)	53,385
Income tax expense	722,800	1,723,925	1,918,900	2,889,699
Effective tax rate	113%	-481%	-623%	5413%

The Company is subject to income taxes in the United States and Canada. The Company has computed its provision for income taxes based on the actual effective tax rate for the quarter as management believes this is the best estimate for the annual effective tax rate. Significant judgment is required in evaluating the Company's uncertain tax position and determining the provision for income taxes.

C21 INVESTMENTS INC.
Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended December 31, 2024 and January 31, 2024
(Unaudited - Expressed in U.S. dollars, except as noted)

22. FINANCIAL INSTRUMENTS

A summary of the Company's financial instruments classified as fair value through profit or loss and their classification in the fair value hierarchy is as follows:

Fair value measurements at December 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	79,922	79,922

Fair value measurements at March 31, 2024 using:	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial liabilities:
Earn out shares (Note 13)	-	-	84,871	84,871

The fair value of the derivative liability associated with the earn out shares was derived using a Monte Carlo simulation using non-observable inputs, and therefore represents a Level 3 measurement.